Exhibit 12.1

LaSalle Hotel Properties

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends

(Dollars in thousands, except ratio data)

(unaudited)

	For the nine months ended	For the year ended December 31,
	September 30, 2009	2008	2007	2006	2005	2004
	(A)
Net (loss) income attributable to common shareholders	$(7,229)	$10,630	$61,543	$73,456	$20,767	$10,691
Discontinued operations	—	—	(30,533)	(3,694)	(3,066)	(6,083)
Income tax expense (benefit)	5,135	(1,316)	3,075	(277)	(1,979)	(3,499)
Noncontrolling interests	368	5,239	6,369	4,627	1,719	357
Equity in earnings of unconsolidated entities	—	—	(27)	(38,420)	(753)	(853)
Fixed charges	49,291	74,235	74,804	70,601	40,158	28,660
Amortization of capitalized interest	556	576	205	349	405	517
Distributions from unconsolidated entities	3	25	27	39,398	1,116	3,000
Capitalized interest	(673)	(3,525)	(4,171)	(2,589)	(1,178)	(783)

Earnings	$47,451	$85,864	$111,292	$143,451	$57,189	$32,007

Fixed Charges
Interest	28,152	46,865	44,911	39,849	21,811	13,077
Capitalized interest	673	3,525	4,171	2,589	1,178	783
Amort. of discounts and capitalized cost related to indebtedness	767	1,348	1,378	2,559	2,540	2,268
Preference security dividends	19,699	22,497	24,344	25,604	14,629	12,532

Total fixed charges and preference security dividends	$49,291	$74,235	$74,804	$70,601	$40,158	$28,660

Ratio of earnings to combined fixed charges and preferred share dividends	0.96	1.16	1.49	2.03	1.42	1.12

(A)	The shortfall of earnings to combined fixed charges and preferred share dividends for the nine months ended September 30, 2009 was approximately $1,840.